Exhibit 99.1

WARREN B. KANDERS RESPONDS TO ANALYST DOWNGRADE
OF FEDERAL SIGNAL CORPORATION

PR Newswire - July 10, 2008

Underscores Importance of CEO Selection

Stamford, Connecticut, July 10, 2008

Warren B. Kanders, a 6% stockholder of Federal Signal Corporation (NYSE:FSS), who is seeking to be named as Chief Executive Officer, in a letter to the Board of Directors, stated that the downgrade of FSS to “underperform” by BMO Capital Markets Corp., and lowering of its price target from $13 per share to $10, emphasized the importance of selecting the right CEO to lead FSS.

Mr. Kanders, the former CEO and Chairman of the Board of Armor Holdings, Inc., a diversified global manufacturer of protective systems and vehicles and law enforcement agencies, which was sold to BAE Systems, plc for approximately $4.5 billion in July, 2007, stated:

“As I am the only candidate whose name has been publicly announced, it is possible to conclude that FSS’s share price has been supported by my reputation, my purchases of FSS stock which have been publicly disclosed, as well as purchases by some of FSS’s largest shareholders, who I have been informed, actively endorse my candidacy.”

In his letter, Mr. Kanders further stated:

“I believe that FSS’s future valuation will depend on FSS’s ability to generate growth organically and through targeted acquisitions if the price of its shares is to maintain its premium to its peers and achieve higher than anticipated multiples - areas in which I have achieved demonstrable success.

I therefore find it difficult to believe that the Board is so naïve as to base its selection of a CEO on personality tests, rather than a careful evaluation of a candidate’s history of proven performance and delivery of shareholder value.”

Mr. Kanders, reiterating his continued interest in becoming the CEO of FSS, and his commitment to contributing to its future success, confirmed his intent to continue purchasing FSS shares, as circumstances dictate.

SOURCE:	Warren B. Kanders
CONTACT:	Warren B. Kanders - 1-203-552-9600 Warren B. Kanders - wbkanders@kanders.com